April 13, 2011
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
101 F. Street, N.E.
Washington, D.C. 20549

Re:	Comment Letter Dated March 31, 2011
American Reprographics Company
Form 10-K for the year ended December 31, 2010
Filed March 9, 2011
File No. 001-32407
Ladies and Gentlemen:
We refer to Larry Spirgel’s letter dated March 31, 2011 which sets forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2010 of American Reprographics Company (the “Company”). Please find our responses to the Staff’s comments set forth below. For your convenience, we have copied each of the comments in Mr. Spirgel’s letter immediately preceding our response thereto.
Form 10-K for the Fiscal Year Ended December 31, 2010
Staff Comment #1 (Goodwill and Other Intangible Assets, page 41):
We note that goodwill represents 52% or more of your assets as of December 31, 2010. We also note your disclosure on page 30, where you stated that of the reporting units impaired during 2010, 11 continue to carry goodwill of $89.5 million. Since your consolidated goodwill has a total carrying amount of $295 million or 52% of total assets at December 31, 2010, it appears that 1 or 2 of your 13 reporting units account for a significant portion of your goodwill balance. If so, please identify the reporting unit(s) and disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:
•	Percentage by which fair value exceeded carrying value as of the most recent step-one test
•	Amount of goodwill allocated to the unit
•	Description of the methodology used to determine fair value
•	Description of key assumptions used and how the key assumptions were determined
•	Discussion of the uncertainty associated with the key assumption and any potential events and/or circumstances that could have a negative effect on the key assumptions.
Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.
Response to Comment #1:
In response to Staff Comment #1, and upon further review of the relevant disclosure in the Company’s Form 10-K for the fiscal year ended December 31, 2010, the Company believes it could add additional information that would help clarify the number of reporting units, and the relative level of risk of future impairment. Therefore, the Company advises the Staff that, in future filings beginning with the first quarter of fiscal year 2011, the Company will enhance the goodwill disclosures to provide additional detail regarding the amount of goodwill at risk for future impairments based on the difference between the fair value and the carrying value of our reporting units as of the most recent step one test, including the amount of goodwill associated with those units.

Set forth below is the proposed disclosure that will be included in our critical accounting policy section within Management’s Discussion and Analysis of Financial Condition and Results of Operations in our future filings.
Goodwill and Other Intangible Assets
In connection with acquisitions, we apply the provisions of ASC 805, using the acquisition method of accounting. Acquisitions completed prior to 2009 were accounted for by applying the provisions of SFAS No. 141, Business Combinations, (“SFAS 141”), pursuant to which the assets and liabilities assumed were recorded at their estimated fair values. The excess purchase price over the fair value of net tangible assets and identifiable intangible assets acquired was recorded as goodwill.
We assess goodwill at least annually for impairment as of September 30 or more frequently if events and circumstances indicate that goodwill might be impaired. Goodwill impairment testing is performed at reporting unit level. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill.
Goodwill impairment testing is a two-step process. Step one involves comparing the fair value of our reporting units to their carrying amount. If the fair value of the reporting unit is greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two involves calculating the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of goodwill determined in this step is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.
We determine the fair value of our reporting units using an income approach. Under the income approach, we determined fair value based on estimated discounted future cash flows of each reporting unit. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others. The estimated fair value of our reporting units as of our most recent evaluation date is based upon a projected EBITDA margin, which is anticipated to be flat from 2010 to 2011, followed by year over year increases of approximately 200 — 300 basis points in 2012 through 2014, with stabilization in 2015. These projections are driven, in part, by anticipated industry growth rates, anticipated GDP, customer composition and historical performance. These cash flows are discounted using a weighted average cost of capital ranging from 11% to 14%, depending upon the size and risk profile of the reporting unit. We considered market information in assessing the reasonableness of the fair value under the income approach outlined above.
During the quarter ended December 31, 2008, based on a combination of factors, including the then current economic environment, and a significant decline in market capitalization, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis as of December 31, 2008. The results of our analysis indicated that eight of our reporting units, six in the United States, one in Canada, and one in the United Kingdom had a goodwill impairment. Accordingly, we recorded a pretax, non-cash charge in 2008 to reduce the carrying value of goodwill by $35.2 million.

The results of our 2009 goodwill impairment analysis indicated that 11 of our reporting units, nine in the United States, one in the United Kingdom, and one in Canada, had a goodwill impairment in 2009. Accordingly, we recorded a pretax, non-cash charge in 2009 to reduce the carrying value of goodwill by $37.4 million.
We concluded that in the absence of the annual goodwill impairment analysis, there were sufficient indicators in the third quarter of 2010 to require a goodwill impairment analysis as of September 30, 2010. The indicators included among other factors, our 2010 third quarter results and our revision of projected future earnings.
The results of our analysis in 2010 indicated that 13 of our reporting units, 12 in the United States, one in China, had a goodwill impairment. Accordingly, we recorded a pretax, non-cash charge in 2010 to reduce the carrying value of goodwill by $38.3 million. We continue to assess, among other things, the current economic downturn, reporting unit and consolidated performance against plan, and the outlook of our business and industry in general. A downward trend in one or more of these factors, or a significant decrease in our stock price, could cause us to reduce the estimated fair value of our reporting units and recognize a corresponding impairment of the goodwill in connection with a future goodwill impairment analysis. Based upon our assessment, we concluded that no goodwill impairment triggering events have occurred during the fourth quarter of 2010 that would require an additional impairment test.
The results of step one of the goodwill impairment test, as of September 30, 2010, were as follows (dollars in thousands):

	Number of
	Reporting	Representing
As of September 30, 2010	Units	Goodwill of
No Goodwill Balance	12	$—
Reporting units failing step one, that continue to carry a goodwill balance	12	90,812
Fair value of reporting unit exceeds its carrying value by 8% - 20%	3	23,034
Fair value of reporting unit exceeds its carrying value by 20% - 40%	3	39,972
Fair value of reporting unit exceeds its carrying value by more than 40%	15	140,941

	45	$294,759

Based upon a sensitivity analysis, performed as of the date of the 2010 impairment analysis, a reduction of approximately 50 basis points of projected EBITDA in 2011 and beyond, assuming all other assumptions remain constant, would not result in any additional reporting units proceeding to step two of the analysis. However, the decrease of projected EBITDA in 2011 and subsequent years would have resulted in an additional impairment charge of $0.6 million for those reporting units that were evaluated in step two.
Based upon a separate sensitivity analysis, performed as of the date of the 2010 impairment analysis, a 50 basis point increase to the weighted average cost of capital would not result in any additional reporting units proceeding to step two of the analysis. However, the increase in the weighted average cost of capital would have resulted in a further impairment of approximately $8.4 million for those reporting units that were evaluated in step two.

Given the current economic environment and the uncertainties regarding the impact on our business, there can be no assurance that the estimates and assumptions regarding the duration of the ongoing economic downturn in our industry, or the period or strength of recovery, made for purposes of our goodwill impairment testing during the nine months ended September 30, 2010, will prove to be accurate predictions of the future. If our assumptions regarding forecasted EBITDA margins of certain reporting units are not achieved, we may be required to record additional goodwill impairment charges in future periods, whether in connection with our next annual impairment testing in the third quarter of 2011, or prior to that, if any such change constitutes a triggering event outside of the quarter when we regularly perform our annual goodwill impairment test. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.
The Company believes that the changes reflected above to it’s current disclosure will improve the clarity of the disclosure with regards to the aggregate goodwill balance it believes is at risk for impairment, the range by which the fair value exceeded carrying value of our reporting units, the methodology used to determine fair value and provides key assumptions used, including their determination. Further, the disclosure currently includes sensitivity analysis discussing the impact a change in certain key assumptions would have on the analysis.
Staff Comment #2 (Impairment of Long-Lived Assets, page F-10):
Based on the guidance in ASC 360-10-35-23, please tell us how you determined the lowest level of asset grouping for impairment testing purposes.
Response to Comment #2:
In response to Staff Comment #2, the Company advises the Staff that, in accordance with ASC 360, the Company groups its assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of the other assets and liabilities. The Company has determined that the lowest level for which identifiable cash flows are available is the divisional level, which is consistent with the Company’s reporting units.
The Company’s divisions are configured using a hub and satellite model. Each division has a main location, or “hub”, where the majority of selling, general and administrative employees, including sales, accounting, human resources, divisional vice presidents and purchasing, are located. The hub location will typically offer a more extensive array of services, including color, finishing and digital services. “Satellite” locations usually only have production and delivery staff on site and have limited service capabilities, such as black and white printing, and cannot operate independently of the hub location.
Revenue at the various hub and satellite locations is inter-dependent. As jobs come in to hub and satellite locations, they are distributed, as necessary, to various other locations within the division based on available resources and the nature of the job. In addition, many jobs require fast turn around times that cannot be accomplished by a single location. In such circumstances, the work is distributed to more than one location for fulfillment. As a result, the lowest level for which identifiable cash flows are available is the divisional level.
Staff Comment #3 (Fair Values of Financial Instruments, page F-13; Cash and cash equivalents, page F-13):
Please disclose the major components of cash equivalents, their respective level in the fair value hierarchy, and the inputs and valuation technique(s) used to measure fair value. Refer to ASC 820-10-50(2)(e).

Response to Comment #3:
In response to Staff Comment #3, the Company advises the Staff that the cash equivalents are time deposits. Time deposits are highly liquid and carried at cost, and the Company does not believe that it is required to be disclosed in the fair value hierarchy. In future filings, the Company will include the following disclosure:
Cash equivalents: Cash equivalents are time deposits with maturity of three months or less when purchased, which are highly liquid and readily convertible to cash. Cash equivalents reported in the Company’s Consolidated Balance Sheets were $10.8 million and $10.3 million in 2010 and 2009, respectively, and are carried at cost and approximate fair value, due to the relatively short period to maturity of these instruments.
* * * * *
In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact the undersigned at (818) 500-0225.

Very truly yours, AMERICAN REPROGRAPHICS COMPANY
/s/ JONATHAN R. MATHER
Jonathan R. Mather
Chief Financial Officer and Secretary

Cc:     Kumarakulasingam Suriyakumar, Chairman, President and Chief Executive Officer